United States securities and exchange commission logo





                          August 13, 2021

       Lynn Kirkpatrick
       President, Chief Executive Officer & Director
       Ensysce Biosciences, Inc.
       7946 Ivanhoe Avenue, Suite 201
       La Jolla, California 92037

                                                        Re: Ensysce
Biosciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 9,
2021
                                                            File No. 333-258609

       Dear Dr. Kirkpatrick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David I. Meyers, Esq.